16003659

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

SEC FILE NUMBER
8-52515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue 14th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis S. Lane 212-887-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 11th FL. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CURTIS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

DESIGNATED PRINCIPAL

Title

Notary Public

DANIELLE M. O'HARA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01OH6183205
Qualified in New York County
My Commission Expires March 10, ~~2016~~ 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(CONFIDENTIAL PER RULE 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2015

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MTS Securities, LLC

We have audited the accompanying financial statements of MTS Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The management of MTS Securities, LLC is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MTS Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the financial statements of MTS Securities, LLC. The supplemental information is the responsibility of the management

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

of MTS Securities, LLC. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

New York, NY
February 23, 2016

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash	$ 4,760,064	
Marketable securities	557,033	
Non-marketable securities	566,506	
Accounts Receivable	800,000	
Due From Parent - MTS Health Partners, L.P.	804,008	
Deposit	5,077	
Prepaid expenses	60,978	
Total Assets		$ 7,553,666
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 43,687	
Total Liabilities		$ 43,687
Member's Equity		7,509,979
Total Liabilities and Member's Equity		$ 7,553,666

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues		
Advisory and consulting fees	$ 9,302,780	
Investment banking	14,517,479	
Realized and unrealized gains in marketable and non-marketable securities, net	43,078	
Interest	2,008	
Total Revenues		$ 23,865,345
Expenses		
Regulatory fees	$ 178,691	
Bank fees	721	
Service fees - MTS Health Partners, L.P.	1,243,524	
Total Expenses		1,422,936
Income before Income Taxes		22,442,409
Provision for Income Taxes		95,761
Net Income		$ 22,346,648

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

Balance - January 1, 2014	$ 12,663,331
Distributions to Parent	(27,500,000)
Net income	22,346,648
Balance - December 31, 2015	$ 7,509,979

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities		
Net income		$ 22,346,648
Adjustments to reconcile net income to net cash provided by operating activities:		
Securities received as compensation	$ (1,250,000)	
Realized and unrealized gains in marketable and non-marketable securities, net	(43,078)	
Changes in operating assets and liabilities:		
Marketable securities	451,201	
Non-marketable securities	183,494	
Accounts receivable	(700,000)	
Due from Parent - MTS Health Partners, L.P.	(804,008)	
Deposit	2,372	
Prepaid expenses	(1,409)	
Accounts payable and accrued expenses	11,077	
Due to Parent - MTS Health Partners, L.P.	(7,605)	
Total Adjustments		(2,157,956)
Net Cash Provided by Operating Activities		20,188,692
Cash Used in Financing Activities		
Distributions to Parent		(27,500,000)
Net Decrease in Cash		(7,311,308)
Cash - January 1, 2015		12,071,372
Cash - December 31, 2015		$ 4,760,064

The accompanying notes are an integral part of these financial statements.

MTS SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1 - NATURE OF BUSINESS

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent") and all of the Company's services are provided in conjunction with, or on behalf of its Parent.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2015, the Company had no cash equivalents.

MARKETABLE AND NON-MARKETABLE SECURITIES

Certain positions in common stock were received as compensation for investment banking services. Non-marketable securities represent restricted common stock that may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of Rule 144, including the requisite holding period.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

MARKETABLE AND NON-MARKETABLE SECURITIES (CONTINUED)

As partial compensation for advisory and consulting services, the Company received warrants issued by the client. The warrants provide their holders with the right to purchase equity in a company. If the underlying stock of the warrants is freely tradable, the warrants are considered marketable. If the underlying stock is restricted, subject to a registration statement or to satisfying the requirements for a Rule 144 exemption, the warrants are considered non-marketable.

Realized gains and losses on the sale of investments are determined based on identified cost and are credited or charged to investment income. Interest and dividends on investments are included in investment income and are recognized when earned.

If a decline in the fair value of an investment is considered other-than-temporary, the investment is reduced to its net realizable value and the reduction accounted for as a realized investment loss. In evaluating whether a decline is other-than-temporary, management considers the duration and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, and management's ability and intent to hold the investment for a sufficient period of time to allow for an anticipated recovery in value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2015, the Company had not recorded an allowance for any potential non-collection.

REVENUE RECOGNITION

Revenues are comprised of advisory and consulting fees and investment banking.

Advisory and Consulting Fees – During the year ended December 31, 2015, the Company provided financial advisory services to its clients in connection with proposed business acquisitions, including financial analysis, planning, structuring and other advisory services. The Company recognizes advisory and consulting revenues upon successful completion of the engagement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Investment Banking – Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as a financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, underwriting fees and selling concessions. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting transaction have been completed and the amount of the underwriting revenue has been determined.

INCOME TAXES

The Company is a Delaware Limited Liability Company ("LLC") and files consolidated federal, state and local tax returns with its Parent, which is a limited partnership ("LP"). The members of an LLC and partners in the LP are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in these financial statements. The income tax provision within these statements represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT"), which is $95,761. This amount has been paid to the parent as of December 31, 2015. The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to its Parent for its proportionate share of taxes.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the "exit price"). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable and accounts payable and accrued expenses.

The following table sets forth the Company's financial assets carried at fair value on a recurring basis as of December 31, 2015 by level within the fair value hierarchy:

Securities Owned:	Level 1	Level 2	Level 3	Total
Common stock	$ 557,033	$ --	$ --	$ 557,033
Restricted common stock	555,408	--	--	555,408
Warrants	--	--	11,098	11,098
Total	$1,112,441	$ --	$ 11,098	$1,123,539

NOTE 3 - FAIR VALUE (CONTINUED)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows.

MARKETABLE SECURITIES

Typically, the common stock is traded on stock exchanges and, therefore, classified as Level 1 securities. The fair value is based on observed closing stock price at the measurement date.

WARRANTS

Such positions are considered illiquid and do not have readily determinable fair values, and therefore require significant management judgment or estimation.

The fair value of the warrants is determined using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility. Generally, a change in stock volatility results in a directionally similar change in fair value. As these require significant management assumptions, they are classified as Level 3 securities.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 3 financial instruments:

	Valuation Technique	Unobservable Input	%
Financial Instrument:			
Warrants	Black-Scholes option pricing model	Stock volatility	31%

NOTE 3 - FAIR VALUE (CONTINUED)

The following summarizes the change in carrying values associated with Level 3 financial instruments for the year ended December 31, 2015:

	Stock Warrants
Balance - December 31, 2014	$ 29,885
Purchases or receipts	--
Gains (losses):	
Unrealized	(18,787)
Balance - December 31, 2015	$ 11,098

Unrealized gains and losses for Level 3 financial assets are a component of revenues in the statement of income.

NOTE 4- CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited. During the year ended December 31, 2015, five clients accounted for approximately $19.4 million or approximately 81% of the Company's total revenues. At December 31, 2015, one client accounted for 100% of the Company's accounts receivable.

The Company maintains checking and money market accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Company has a services agreement with its Parent, under which the Parent provides various administrative services in the ordinary course of business in exchange for receiving a service fee. During the year ended December 31, 2015, service fees of $1,243,524 were charged to the Company for services rendered by the Parent. The Company has a receivable from its Parent of $804,008 as of December 31, 2015.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 6 - INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its Parent and passed through to its owners.

The Company evaluates its uncertain tax positions under the provisions of Accounting Standards Codification ("ASC") 740 – Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2015, no liability for unrecognized tax benefits was required to be recorded.

NOTE 6 - INCOME TAXES (CONTINUED)

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "general and administrative expenses." As of December 31, 2015, no interest or penalties were required to be recorded. If applicable, interest and penalties related to unrecognized tax benefits are required to be calculated and would be classified as income tax expense in the statement of income. No interest or penalties were recorded for the year ended December 31, 2015.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $5,189,855, which was in excess of its required net capital by $5,089,855. The Company's ratio of aggregate indebtedness to net capital ratio was 0.0084 to 1 at December 31, 2015.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

MTS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net Capital		
Total member's equity		$ 7,509,979
Deductions and Charges		
Non-allowable assets:		
Non-marketable Securities	$ 566,506	
Accounts receivable	800,000	
Due from Parent - MTS Health Partners, L.P.	804,008	
Deposit	5,077	
Prepaid expenses	60,978	
Total Deductions and Charges		2,236,569
Net Capital before Haircuts on Securities Position		5,273,410
Haircuts on Securities		
Marketable securities		83,555
Net Capital		$ 5,189,855
Aggregate Indebtedness (A.I.)		
Accounts payable and accrued expenses	43,687	
Total Aggregate Indebtedness		$ 43,687
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 2,912
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Excess Net Capital		$ 5,089,855
Excess Net Capital at 1000% (Net Capital - 10% of A.I.)		$ 5,185,486
Ratio of A.I. to Net Capital		0.0084 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

See report of independent registered public accounting firm.

MTS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

MTS SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MTS Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MTS Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: under subparagraph (k)(2)(i) (the "exemption provisions") and (2) MTS Securities, LLC stated that MTS Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The management of MTS Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MTS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in subparagraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 23, 2016

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

MTS SECURITIES, LLC

The Exemption Report

December 31, 2015

We as members of management of MTS Securities, LLC ("MI'S" or "the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R.§240.15c3-3: - 15c3-3(k)(2)(i) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1)We identified the following provisions of 17 C.F.R.§240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240.1 Sc3-3 - 1Sc3-3(k)(2)) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 without exception.

Signature Line:

Dennis Conroy,

Chief Financial Officer ______________________

Lucy DaRita-Oppenheim,

Chief Compliance Officer ______________________

Mark Epstein,

Designated Principal ______________________

Curtis Lane,

Designated Principal ______________________